UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Fox Factory Holding Corp.
(Exact name of Registrant as Specified in its Charter)

Delaware	001-36040	26-1647258
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)
2055 Sugarloaf Circle, Suite 300
Duluth, GA 30097
(Address of Principal Executive Offices) (Zip Code)
Rush McBee (404) 579-0304
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

Item 1.01 Conflict Minerals Disclosure and Report
This Form SD of Fox Factory Holding Corp. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1 through December 31, 2021.
The brief description of our reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of our RCOI process are included in our Conflict Minerals Report, attached as an exhibit to this Form SD.
The Company’s Form SD and Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at https://investor.ridefox.com/financial-information/sec-filings/default.aspx. The content of any website referred to in this Form SD or the related Conflict Minerals Report is not incorporated by reference in this Form SD or the related Conflict Minerals Report.
Item 1.02 Exhibit
The Company’s Conflict Minerals Report as required by Item 1.01 is filed as Exhibit 1.01 hereto.
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not Applicable
Item 3.01 Exhibits
The following exhibit is filed as part of this report:

Exhibit Number	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fox Factory Holding Corp.
Date:	May 25, 2022	By:	/s/ Scott R. Humphrey

Scott R. Humphrey
Chief Financial Officer and Treasurer